# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Maxpro FitTech, Inc.
71 Walnut Blvd. Suite 205
Rochester, MI 48307
https://maxprofitness.com/

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Maxpro FitTech, Inc.
**Address:** 71 Walnut Blvd. Suite 205, Rochester, MI 48307
**State of Incorporation:** DE
**Date Incorporated:** June 09, 2023

## Terms:

**Equity**

**Offering Minimum:** $15,000.00 | 15,000 shares of Common Stock
**Offering Maximum:** $1,235,000.00 | 1,235,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.00
**Minimum Investment Amount (per investor):** $500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>**Investment Incentives***</u>

<u>**Loyalty Bonus | 5% Bonus Shares**</u>

As you are an existing customer of MAXPRO, you are eligible for additional bonus shares.

<u>Time-Based Perks</u>

**Friends & Family Bonus**

Invest within the first 72 hours and receive 20% bonus shares.

**Super Early Bird Bonus**

Invest within the first 7 days and receive 15% bonus shares.

**Early Bird Bonus**

Invest within the first 14 days and receive 10% bonus shares.

<u>Amount-Based Perks</u>

**Bronze | $500+**

Invest $500+ and receive a MAXPRO Ice Shaker Bottle.

**Silver | $1,000+**

Invest $1,000+ and receive a MAXPRO Ice Shaker Bottle+ 50% off MSRP Discount Code.

**Gold | $5,000+**

Invest $5,000+ and receive 5% bonus shares + a MAXPRO Ice Shaker Bottle+ Free MAXPRO SC + 1 Year Subscription.

**Platinum | $10,000+**

Invest $10,000+ and receive 10% bonus shares + a MAXPRO Ice Shaker Bottle+ Free MAXPRO SC + Accessory + 1-year subscription.

**Diamond | $20,000+**

Invest $20,000+ and receive 20% bonus shares + MAXPRO Ice Shaker Bottle+ Free Elite Bundle + Lifetime Subscription.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Owners' Bonus**

Maxpro FitTech, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10,000 shares of Common Stock at $1.00 / share, you will receive 1000 additional shares of Common Stock, meaning you'll own 11,000 shares for $10,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

## The Company and its Business

*Company Overview*

**Overview**

Maxpro FitTech, Inc. ("MAXPRO" or the "Company") was founded on the belief that fitness and good health should be accessible to more people around the world. In the first 30 months since the start of product shipments, MAXPRO has built an enthusiastic global community of over 25,000 customers in 56 countries by promoting freedom, fitness, and fun. Customers love MAXPRO's unmatched portability and versatility... allowing people of varied fitness levels to get a full gym workout practically anywhere, anytime, and earning MAXPRO earning MAXPRO a slice of the $1.5 trillion spent globally on an annual basis on wellness with over $25M in revenue in that same time frame. MAXPRO has built an expansive digital experience on top of an innovative hardware platform. At the heart of the hardware ecosystem is the award-winning, portable, and connected SmartConnect Cable system which incorporates the patent-pending PowerClutch technology and provides a complete gym workout at incredibly high resistance levels (5-300lbs) anywhere and anytime. MAXPRO's onboard sensors relay extensive workout data to the MAXPRO coaching app which provides performance tracking, workout metrics, and world-class coaching in a fun and engaging style.

MAXPRO counts NBA Hall of Famer Shaquille O'Neil as a minority owner and was featured on Shark Tank in December 2021 where the Founder, Nezar, received offers from two sharks as one of the highest first year revenue companies to appear on the show's 13-year run.

Source for $1.5 trillion spending: *https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/how-to-thrive-in-the-global-wellness-market*

**Business Model**

MAXPRO makes money through the sales of its Connected MAXPRO SmartConnect Hardware and Accessories with an average order value of $950 and through a monthly subscription model to our Coaching App at $9.99/mo or $7.99/mo with a commitment to a yearly subscription.

MAXPRO has strived for organic growth and fiscal responsibility seeking positive cash flow and profitability in the near future. In order to reach its current state, it has been funded by both equity and debt partners. Currently, the Company has utilized revenue financing through Decathlon Alpha IV L.P. to fund inventory purchases. The $2M loan was issued in November of 2021 with an effective annual rate of 17% and a maturity date of April 2026. The aggregate interest and principal will amount to $4M and are currently paid at a rate of 2.75% of monthly sales.

**Corporate Structure & Related Entities**

The Company was initially organized as MAXFIT-GO, LLC, a Michigan limited liability company on 1/29/2019. The Company underwent a name change to MAXFITPRO, LLC on 2/5/2019. Then on 10/29/2019, its name changed again to MAXPRO Fitness, LLC.

On 6/30/2023 MAXPRO Fitness, LLC transferred its assets and liabilities to a new Delaware corporation, Maxpro FitTech, Inc., a Delaware corporation that was incorporated on 6/09/2023.

Maxpro FitTech, Inc. is currently the 100% wholly owned subsidiary of MAXPRO Fitness, LLC, which is managed and principally owned by Nezar Abu-Akeel.

*Competitors and Industry*

**Competitors**

MAXPRO is all about Freedom, Fitness, and Fun! We are an early entrant in the connected fitness space and we have provided an extremely versatile fitness and rehabilitation solution unlike anything on the market today. MAXPRO's SmartConnect offers Power (up to 300lbs of resistance) in a small lightweight package (weighing less than 10lbs) that provides a full-body gym-like workout practically anywhere and costs thousands of dollars less than competitive products making our solution more attractive to the mass market. When comparing MAXPRO's User-generated content and posts to other brands. It is clear that MAXPRO is being used unlike many of the competitive products. These products are all home-based products that are fixed to a wall or too heavy or bulky to move around the house, carry outside, or travel with. But MAXPRO allows a full gym workout with gym-level exercises practically anywhere! Also, our MAXPRO Coaching App is a level above many competitors because of the level of workout analytics available to our users at a much lower price point, the social platform we have built in our app that fosters community and peer-to-peer engagement which will lead to greater retention of subscribers. Also, because of MAXPRO's form factor, it can act as a game controller, and accordingly, we are introducing gaming for mobile and VR in 2023 that allows customers to work out while actually having fun.. Which again should help grow our subscriber base.

**Industry**

Wellness is a growing priority for consumers and investors. North America Fitness Equipment Market Share is estimated to be over USD 5 billion in 2019 and is expected to grow at a CAGR of 3% from 2020 to 2026.

According to a McKinsey & Co's Sept 2022 report, the wellness market is growing quickly. Overall, around 50 percent of US consumers now report wellness as a top priority in their day-to-day lives, a significant rise from 42 percent in 2020. Against the backdrop of COVID-19's evolution from a global pandemic into an endemic disease, this increasing consumer focus on wellness looks set to continue. McKinsey's report estimate the spending on wellness products and services to be more than $450 billion in the United States and growing at more than 5 percent annually Across dimensions, millennials prioritize health and wellness more than other generations, followed by Gen X and Gen Z (Exhibit 6). This trend looks set to continue, with millennials more likely than other generations to value wellness highly in two to three years. For example, 35 percent of millennials believe they will prioritize health more in the coming years, compared with 29 percent for other generations, on average according to McKinsey.

Sources:

*https://www.graphicalresearch.com/industry-insights/1409/north-america-fitness-equipment-market*

*https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/still-feeling-good-the-us-wellness-market-continues-to-boom*

*https://www.fortunebusinessinsights.com/u-s-home-fitness-equipment-market-106595*

*https://www.globenewswire.com/en/news-release/2022/06/16/2463669/0/en/Home-Fitness-Equipment-Market-to-Hit-USD-14-74-Billion-by-2028-Trend-for-Digital-Technology-to-Bolster-Growth-Potentials-Fortune-Business-Insights.html*

*Current Stage and Roadmap*

**Current Stage**

We have established a clear and growing presence in the connected fitness space by providing a quality product with proven benefits to the customer as the foundation for a growing MaxPRO community around the world. We have validated market fit with an efficient customer acquisition strategy that has led to $10M+ in annual gross revenue in the company's first two full years of operation primarily through a self-funded strategy. Having proven the fundamentals of the business and per unit economics, we are now looking for investment to scale our business primarily through additional investment in marketing and advertising, and secondarily in the launch of new products already in development.

MAXPRO has continued to develop our internal marketing capability. In addition to taking Ad placement and Social creatives in-house, we launched several new initiatives in 2022, that have had some immediate ROI, and others like SEO are intended to build more "top-of-funnel" brand awareness and reduce ROAS. These initiatives included:

• Launched in February, Text/SMS helped convert more sales at the bottom funnel and attributed to $715k in revenue.

• SEO is still in the early stages, but early metrics indicate that organic traffic to our website is up 28% after a 6-month period, and our search keywords have expanded by 50% with many in the top 5 search rankings.

• Expanding Social presence through new influencers and organic UGC strategy resulted in a reach of 12M impressions, with a .73% Engagement Rate (Higher than Peloton's .57), and an audience average growth rate of 2% per month. Three TikTok videos garnered more than 1 million views, and we grew Influencer partners from 1 in 2021 to 30 in 2022

• Furthermore, we supported several charities with product donations, including products for neighborhood gyms, police, and military fitness classes, middle-school gym classes, and a Sports and STEM camp in Zimbabwe.

We successfully monetized our MAXPRO Coaching App for the first time in 2022 with total net revenue of $70k and ending the year with around 1100 paid subscribers. We used the first 6 months of the app introduction to gain customer feedback, improve features, refine price points, and introduced a $7.99/mo. yearly plan to go along with our $9.99 monthly plan.

The new app redesign with our new in-app social platform launched in December is feature rich and has next-level functionality unavailable in most competitor apps. Our development team was able to introduce our own Social platform. This feature will be the foundation for building an in-app community and improving subscriber retention. Users can now post their workouts directly into our app and add pictures and comments. We also introduced a first-of-its-kind feature, that allows users to create their own workouts and share them with other users, allowing the community to build content for the community, which reduced content creation cost for MAXPRO, but more importantly, provides the opportunity for our community to be involved. Additionally, we completed two mobile gaming experiences and one VR experience that we intend to launch to MAXPRO subscribers in 2023.

**Future Roadmap**

MAXPRO has a pipeline of innovative Hardware and Digital products being developed that will allow the company to grow with the introduction of new technology and expansion into new markets (Hospitality, Military, Rehabilitation, Corporate Wellness, etc).

MAXPRO has proven the unit economics and fundamentals of the business model and is now seeking investment to scale and grow the business.

MAXPRO's highly capable and experienced management team has demonstrated the ability to establish and grow a brand, along with their approach to financial discipline in 2022, they instill confidence that the company has a strong foundation for future growth and profitability.

## The Team

**Officers and Directors**

**Name:** Nezar Abu-Akeel

Nezar Abu-Akeel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Board Director and CEO
  **Dates of Service:** January, 2019 - Present
  **Responsibilities:** Founder and CEO raising funds to further company growth. Nezar receives $120,000 in annual salary and works approximately 65 hours a week in these roles.

Other business experience in the past three years:

- **Employer:** Japan Plastics Technologies
  **Title:** Chairman and Owner
  **Dates of Service:** November, 2016 - Present
  **Responsibilities:** Largely focused on monthly board meeting reviews of company performance. Nezar works approximately half an hour per week for this company.

Other business experience in the past three years:

- **Employer:** MAXPRO Fitness LLC
  **Title:** Founder and CEO
  **Dates of Service:** January, 2019 - Present
  **Responsibilities:** Overall management of the business, strategy, product development and general affairs of the company including investor relations.

Nezar spends minimal time working for this company.

**Name:** Sabrina Wescott

Sabrina Wescott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Marketing & Customer Service
  **Dates of Service:** July, 2019 - Present
  **Responsibilities:** As MAXPRO's Director of Marketing I managing all aspects related to the production and implementation of any given campaign for various channels. I am responsible for strategizing and analyzing and leading their team while making sure everything runs smoothly from start to finish. Sabrina receives $90,000 in annual salary.

**Name:** Michael Kelley

Michael Kelley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  **Dates of Service:** March, 2020 - Present
  **Responsibilities:** Everything from bookkeeping, payroll and A/P to Financial Reporting and Modeling. Mike does not receive compensation.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the

Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital

requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*The amount raised in this offering may include investments from company insiders or immediate family members*

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

*Some of our products are still in prototype phase and might never be operational products*

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*

We are currently in the research and development stage and have only manufactured a prototype for our MaxPro Fitness product line. Delays or cost overruns in the development of our MaxPro Fitness product line and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

*You are trusting that management will make the best decision for the company*

You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are competing against other recreational activities*
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*We have pending patent approval's that might be vulnerable*
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of

the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MaxPro Fitness, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on MaxPro Fitness, Inc. could harm our reputation and materially negatively impact our financial condition and business.

*The Company may undergo a future change that could affect your investment*
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

*The Chief Executive Officer currently splits his time between working for MaxPro FitTech and another company*
The CEO of MaxPro FitTech, Inc. (Nezar Abu-Akeel) currently works as Chairman for another, unrelated company Japan Plastics Technologies, providing oversight and management in addition to his work for MaxPro FitTech. Although Nezar's work for Japan Plastics Technologies requires a minimal amount of his overall time, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| MaxPro Fitness, LLC (Managed and principally owned by Nezar Abu-Akeel) | 40,000,000 | Common Stock | 100.0% |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

*Common Stock*

The amount of security authorized is 42,000,000 with a total of 40,000,000 outstanding.

*Voting Rights*

One Vote Per Share. Please see voting rights of securities sold in this offering below.

*Material Rights*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 40,000,000
  **Use of proceeds:** Corporate founding, initial sale of LLC's assets & liabilities
  **Date:** June 30, 2023
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.***

## Results of Operations

**Circumstances which led to the performance of financial statements:**

**Year ended December 31, 2021 compared to year ended December 31, 2022**

**Revenue**

Overall FY2022 was a year of maturation for our company and a significant developmental step for our team. FY2021 was a pandemic-fueled artificial environment, that saw an unprecedented demand for home fitness equipment primarily due to gym closures and quarantines. This kind of YoY revenue drop was indicative of the industry as a whole. Given this environment, MAXPRO did comparatively well, with a Net Revenue decline of only 9.3% from FY2021 to FY2022. Again, this is without the impact of COVID-induced sales, the benefit of the Shark Tank sales "bump" which aired on the ABC network in December of 2021 just prior to Christmas, or significantly more spending on Advertising. It's important to note, that despite these hurdles, the MAXPRO's team continued to improve performance over the year, resulting in a Q4 FY2022 Net Revenue actually outperforming Q4 2021 by 8% (inclusive of the Shark Tank bump). We anticipate this improving performance should continue into 2023.

More impressive is the progress the Company has made toward eliminating losses and improving the Balance Sheet, while still managing to invest in the development of new hardware and digital products. Including, the launch and successful monetization of the completely redesigned MAXPRO Coaching App with Social features.

We made a strategic decision in Q2 to continue the path of self-funded growth and not rely on external capital infusions, runways, or financing. This approach required a return to the fiscal discipline used early in the development and launch of MAXPRO. This meant prioritizing EBITDA performance over the singular focus on a "growth at all costs" philosophy. Accordingly, this necessitated a two-pronged approach of improving customer acquisition efficiency and simultaneously reducing spending to manage cash.

While growth was tempered, it's important to note that consistently generating $10M+ in Gross Revenue in the first two years of any startup is quite an accomplishment. Even more noteworthy is the progress made in 2022 towards proving out the business model, unit economics, and market fit. To this end, here are some of the more compelling Company performance highlights in 2022 that supported these goals:

### Cost of Sales

Cost of Sales, which includes discounts, transaction fees, and customer returns, decreased to $2.3M in 2022 versus $2.9M. That represents a -20% decrease in total dollars and a -2% decrease relative to Gross Sales. This reduction is attributed to fewer product returns as discounts and transaction fees remained relatively unchanged.

### Gross Margin

Gross Margin increased to 56% in 2022 versus 52% in 2021 as a result of steady product and fulfillment costs and an increasing Average Sale Value for products. The Company also experienced lower expenses associated with warranty service for customers as product quality and customer service improved.

### Contribution Margin

Direct, digital advertising as a percentage of sales was 27% of Sales in 2022 versus 30% in 2021. The lower cost of acquisition was part of management's overall strategy of becoming more efficient. This strategy coupled with the aforementioned reduction in product returns resulted in a contribution margin of 19% in 2022 versus 13% in 2021.

### Expenses

The Company's operating expenses consist of employee compensation and benefits, marketing and content creation, research and development, and other administrative costs. Operating Expenses in 2022 were $2.05M versus $3M in 2021 - a reduction of -32%. The difference can mostly be attributed to removing endorsement fees, contracting with lower-cost marketing firms, reducing content creation, and scaling back research and development.

• Overall reduced Operating Expenses by 34% ($1.01M), by reducing spend on Marketing, Content, and R&D.

• An initiative by the Marketing team to internally develop the skills and knowledge related to Ad creatives and placement, reduced marketing costs by $150k/yr, while still improving ROAS by 14% vs 2021 when we still used expensive outside agencies.

• The Strategy was to aim for a 3.5+ ROAS which allowed for an advertising spend that was 20% less than in 2021. If we would have matched last year's advertising spend it is likely that we would have had a 10% higher YoY revenue with a lower ROAS and Contribution Margin

• Most significantly, through these various cost reductions coupled with improved Ad spend efficiency and reduced customer acquisition costs, we achieved a near-breakeven EBITDA of -1% (-$104k) in FY2022 which is a massive 93% improvement from the -14% (-$1.5M) loss in FY2021... despite a lower net revenue by $792k.

MAXPRO also made some significant improvements to the balance sheet; with Current Liabilities being reduced to less than $300k or 55% from 2021 levels and nearly all suppliers current while ending the year with over $900k in Cash.

From a balance sheet perspective, refinancing or replacing the $2.5M Decathlon bridge loan is a top priority. This revenue-based high-interest loan was originally intended to bridge to an equity raise, which did not materialize, but was still necessary to bring AP current and avoid disruption in the parts supply. As cash flow stabilizes, we are seeking to replace this with lower-cost debt or a convertible note.

**Historical results and cash flows:**

The Company, established in 2019, is currently in the growth stage and has been revenue generating from the first year of operation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because Revenues are expected to expand at a faster rate than operating expenses. Past cash was primarily generated through equity investment, crowdfunding, pre-sales, revenues, short and long-term debt, and revenue financing. Our goal is to maintain and expand positive cash flows from operations. With healthy product margins, a reasonable cost of acquisition, and a lean operational platform our team believes that MAXPRO can be cash flow positive whereas in previous periods CAC and Operating Expenses were much higher than current values in an effort to grow our customer base as quickly as possible.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of April 2023, the Company has capital resources available in the form of $500K cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are critical to our company operations. These funds are required to support our expanding marketing and advertising efforts and expand product offerings.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $1.235M.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely, as we are currently self-funding our operations to a satisfactory, sustainable level and have not required funding since 2021. This is based on a current monthly burn rate of $180k for expenses related to salaries; marketing; G&A; R&D.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for indefinitely, as we are currently self-funding our operations to a satisfactory level and have not required funding since 2021. This is based on a current monthly burn rate of $180k for expenses related to salaries; expanding marketing and advertising to scale to a much greater level and scope; G&A; R&D.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Currently, the Company has contemplated additional future sources of capital including private equity or VC funding, as well as traditional bank lending and lines of credit.

## Indebtedness

- **Creditor:** Decathlon Alpha IV L.P
  **Amount Owed:** $2,876,284.00
  **Interest Rate:** 17.0%
  **Maturity Date:** April 17, 2026
  On October 25, 2021, the Company entered into a revenue loan financing agreement with Decathlon Alpha IV L.P. in the aggregate amount of $4,000,000. The maturity date is defined as the earlier of (i) April 17, 2026, or (ii) immediately prior to a Change of Control. The repayment amount would be equal to (i) the actual amount advanced (the "Amount Advanced") to the Company, plus (ii) the Interest which is in the range of 0.3-1 multiple of the amount advanced. On the 15th day of each month (or the next business day if the 15th is not a business day), the Company will be required to pay to the Lender, by wire transfer or Automated Clearing House (ACH) transfer, an amount equal to the product of (x) all revenue or gross receipts received by the Company from any source, multiplied by (y) the Applicable Revenue Percentage (until December 31, 2023 revenue percentage is 2.25%, whereas between January 1, 2024, and the maturity date is 2.5%). The first Monthly Payment was due December 15, 2021. As of December 31, 2022, the total outstanding amount of the loan was $2,499,288 plus $272,802 of accrued interest, both classified under current liability.

- **Creditor:** Kickfurther
  **Amount Owed:** $134,674.00
  **Interest Rate:** 6.14%
  **Maturity Date:** March 31, 2023
  The remaining balance due to Kickfurther was paid off by the end of Jan 31, 2023 and currently at $0.

## Related Party Transactions

- **Name of Entity:** Akeel Holdings LLC
  **Names of 20% owners:** Nezar Abu-Akeel
  **Relationship to Company:** Vendor and Creditor
  **Nature / amount of interest in the transaction:** Entity owned by Director
  **Material Terms:** MAXPRO rents office space from Akeel Holdings at 71 Walnut Blvd, Rochester, MI. Also has used as late as 2022, the Akeel Holdings American Express credit card for expenses related to MAXPRO Fitness

- **Name of Entity:** Japan Plastics Technologies
  **Names of 20% owners:** Nezar Abu-Akeel
  **Relationship to Company:** Vendor
  **Nature / amount of interest in the transaction:**
  **Material Terms:** Engineering, product development support, and potential

manufacturing of maxpro products

## Valuation

**Pre-Money Valuation:** $40,000,000.00

**Valuation Details:**

*Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:*

Market Growth & Trends

In a report published by Fortune Business Insights, in its report, titled, "U.S. Home Fitness Equipment Market, 2022-2029, The U.S. home fitness equipment market size was valued at USD 4.43 billion in 2021. The market is projected to grow from USD 4.81 billion in 2022 to USD 7.80 billion by 2029, exhibiting a CAGR of 7.2% during the forecast period. While there has been a YoY decline from 2021 to 2022, much of this can be attributed to the pull-ahead demand during the pandemic. A recent CNN article has also highlighted the increased interest in strength training in particular which more closely aligns with MAXPRO's fitness modality.

Forbes Article: *https://www.globenewswire.com/news-release/2022/04/18/2423772/0/en/U-S-Home-Fitness-Equipment-Market-is-Projected-to-Hit-USD-7-80-Billion-in-2022-2029-U-S-Home-Fitness-Equipment-Industry-exhibit-a-CAGR-of-7-2.html*

CNN Article: *https://www.cnn.com/2023/02/28/business/gym-exercise-free-weights-cardio/index.html*

Additionally, MAXPRO competes more specifically in the Connected Fitness space which integrates a digital element that allows users to track their workouts, automatically gather key workout insights, and personalize coaching routines based on the user's fitness goals. Additionally, virtual and live coached classes cast over smartphones or TV have become an acceptable alternative to in-person training at gyms, and MAXPRO benefits from this increased acceptance.

Lastly, The Business Research Company has highlighted some of the current space limitations for the home fitness equipment market stating. "Space limitation in homes is expected to limit the growth of the home fitness equipment market. People living in cities are confined to small homes or apartments to manage their expenses, which limits the amount of space for fitness equipment. According to the American Council on Exercise, a treadmill or elliptical machine occupies 30 square feet, a stationary bike occupies 10 square feet, a rowing machine occupies 20 square feet, and free weights occupy 20 to 50 square feet of space. Moreover, the average size of a simple weight bench is 50 inches long and 19 inches wide. Therefore, it is difficult for the user to adjust everything in small spaces. Reduced space in houses resulting in space limitation for fitness equipment is hindering the market growth." However, MAXPRO's compact form factor solves many of these space concerns by requiring little or no space for storage and minimal space to complete a full gym workout and provides a greater market opportunity.

Business Research Company Article:
*https://www.thebusinessresearchcompany.com/report/home-fitness-equipment-global-market-report*

## The Value of the Company's Assets

Issuers often include a discussion about any intangible assets such as registered and pending patents, copyrights, and trademarks, the value of current and fully executed contracts, and how they might be valued. These can be reasonable estimates and do not need you to provide supporting evidence

MAXPRO is primarily an e-commerce direct-to-consumer business with assets primarily limited to inventory on hand which has ranged from $0 to $5M in retail value and tooling assets with less than $500k value. Other intangible assets include one patent issued and one more pending. MAXPRO does not own any real estate or land at this time.

## Management's Prior Achievements & Success

MAXPRO was founded by Nezar Akeel, an automotive veteran with over 25 years of experience in developing and manufacturing products. Nezar's passion for both engineering and fitness converged in creating the MAXPRO product. An idea he held onto for more than 15 years, before beginning in earnest to develop. Previously, Nezar has managed several automotive manufacturing businesses in the US, Asia, and Africa ranging from $20M to $400M in revenue. Nezar owned a management consultancy from 2008 to 2012 focused on M&A advising and operations, helping to improve manufacturing efficiencies, implement systems, and increase profitability. In 2016, Nezar utilized his prior experience to lead a management buyout of his former employer's Japan automotive operations, successfully led a turn-around of $100M in revenue operations in one year, and is currently the non-operational Chairman of the company. Nezar took all his previous product design, production, and business experience to create and launch MAXPRO Fitness and introduce to the world a never before seen connected fitness and rehabilitation product line.

Nezar and MAXPRO have won several awards from pitch competitions to innovation awards which include the CES 2020 Innovation Award, Runner's World Editor's Choice, Gear Diary's Best of CES 2020, Centrepolis Accelerator's Best Connected Hardware Company, and Nezar was a 2022 Finalist for Earnest and Young's Entrepreneur of the Year Award. Nezar also managed to get two offers to invest in the hit ABC network TV show Shark Tank in December 2021.

Nezar is supported by a small but extremely capable team of executives who have prior startup experience in their respective fields and are accustomed to the unique challenges of a startup operation. These executives include Sabrina Wescott who leads Marketing and Customer Service and Mike Kelley who leads Finance, Accounting, and Systems Implementation.

## Business Partnerships & Relationships

MAXPRO's most notable partnership is with Shaquille O'Neil and the Authentic Brands Group who together own 5% of the company. Shaquille first saw MAXPRO at the Consumers Electronics Show in January 2020 and recognized the potential for the product after an evaluation period by he and his trainer Roc Shabazz, he along with ABG agreed to an endorsement partnership. Shaquille helped to elevate the brand name of the MAXPRO startup.

MAXPRO also has a worldwide partnership agreement with South Korea-based LG Corporation. This partnership is intended to make the MAXPRO product the first connected hardware to work directly with millions of LG TVs around the world, through a WebOS version of the MAXPRO Coaching App that would be added to the LG App Bar offerings.

In the hospitality space, MAXPRO has recently become an approved vendor to Best Western and its hotel affiliates, which will make MAXPRO a preferred provider of in-room fitness for its hotel operators.

In the retail space, MAXPRO has had an online retail relationship with large retailer Best Buy since December 2021, but is now more focused on small boutique retail relationships like the contract with Showfields in NOHO New York City, starting in June 2023, and it a recent successful relationship with Smartech in the UK and the EU.

MAXPRO also has a technical partnership with BrandXR with the objective of creating several exercise mobile and virtual games to help make exercise more entertaining.

## Recent Revenue Generated

Overall FY2022 was a year of maturation for our company and a significant developmental step for our team. FY2021 was a pandemic-fueled artificial environment, that saw an unprecedented demand for home fitness equipment primarily due to gym closures and quarantines.

Given this environment, MAXPRO did comparatively well, with a Net Revenue decline of only 9.3% from FY2021 to FY2022. Again, this is without the impact of; COVID-induced sales, the benefit of the Shark Tank sales "bump" which aired on the ABC network in December of 2021 just prior to Christmas, or significantly more spend on Advertising. It's important to note, that despite these hurdles, the MAXPRO's team continued to improve performance over the year, resulting in a Q4 FY2022 Net Revenue actually outperforming Q4 2021 by 8% (inclusive of the Shark Tank bump). We anticipate this improving performance should continue into 2023.

More impressive is the progress the company has made towards eliminating losses and improving the Balance Sheet, while still managing to invest in the development of new hardware and digital products. Including, the launch and successful monetization of the completely redesigned MAXPRO Coaching App with Social features. These efforts combined with many more initiatives provide a foundation for future growth and profitability.

We made a strategic decision in Q2 to continue the path of self-funded growth and not rely on external capital infusions, runways, or financing. This approach required a return to the fiscal discipline used early in the development and launch of MAXPRO. This meant prioritizing EBITDA performance over the singular focus on a "growth at all costs" philosophy. Accordingly, this necessitated a two-pronged approach of improving customer acquisition efficiency and simultaneously reducing spend to manage cash.

While growth was tempered, it's important to note that consistently generating $10M+ in Gross Revenue in the first two years of any startup is quite an accomplishment. Even more noteworthy is the progress made in 2022 towards proving out the business model, unit economics, and market fit. To this end, here are some of the more compelling company performance highlights in 2022 that supported these goals:

• Improved Gross Margin by 400 bps to 56% by reducing return rates through improved product quality and customer service.

• Overall reduced Operating Expenses by 34% ($1.01M), by reducing spend on Marketing, Content, and R&D.

• An initiative by the Marketing team to internally develop the skills and knowledge related to Ad creatives and placement, reduced marketing costs by $150k/yr, while still improving ROAS by 14% vs 2021 when we still used expensive outside agencies.

• The Strategy was to aim for a 3.5+ ROAS which allowed for an advertising spend that was 20% less than in 2021. If we would have matched last year's advertising spend it is likely that we would have had a 10% higher YoY revenue with a lower ROAS and Contribution Margin

• Most significantly, through these various cost reductions coupled with improved Ad spend efficiency and reduced customer acquisition costs, we achieved a near-breakeven EBITDA of -1% (-$104k) in FY2022 which is a massive 93% improvement from the -14% (-$1.5M) loss in FY2021... despite a lower net revenue by $792k.

MAXPRO also made some significant improvements to the balance sheet; with Current Liabilities being reduced to less than $300k or 55% from 2021 levels and nearly all suppliers current while ending the year with over $900k in Cash.

From a balance sheet perspective, refinancing or replacing the $2.5M Decathlon bridge loan is a top priority. This revenue-based high-interest loan was originally intended to bridge to an equity raise, which did not materialize, but was still necessary to bring AP current and avoid disruption in the parts supply. As cash flow stabilizes, we are seeking to replace this with lower-cost debt or a convertible note.

Conclusion

Based on the above, MAXPRO believes its pre-money valuation of $40,000,000 is reasonable.

*Disclosures*

*The Company set its valuation internally, without a formal third-party independent evaluation.*

## Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Advertising & Marketing*
  65.0%
  We will use 65% of the funds raised for creating compelling marketing content, additional consumer research, and expanding advertising efforts on social media platforms and SEO

- *Research & Development*
  15.0%
  We will use 15% to complete the design and development of several hardware and digital products and to launch these products into the market

- *Working Capital*
  8.5%
  We will use 8.5% of the funds for working capital to cover expenses for the additional contractor support and possible new hires.

- *StartEngine Service Fees*

1.0%
Fees for certain services provided by StartEngine

- *Founder and Executive Compensation*
  5.0%
  We will use 5% of the funds raised for compensating founder and executive team for achieving growth and investment milestone

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://maxprofitness.com/ (www.maxprofitness.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at:
www.startengine.com/maxprofittech

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Maxpro FitTech, Inc.

*[See attached]*

# MAXPRO FITTECH, INC.

## FINANCIAL STATEMENTS
## AS OF INCEPTION (JUNE 9, 2023)
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Maxpro FitTech, Inc.
Rochester, Michigan

We have reviewed the accompanying financial statements of Maxpro FitTech, Inc. (the "Company,"), which comprise the balance sheet as of June 9, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (June 9, 2023), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 20, 2023
Los Angeles, California

**MAXPRO FITTECH INC.**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of inception** | **June 9, 2023** |
| --- | --- |
| (USD $ in Dollars) | |
| **ASSETS** | |
| Current Assets: | |
| Cash & cash equivalents | $ - |
| **Total current assets** | **-** |
| | |
| | - |
| **Total assets** | **$ -** |
| | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| | |
| **Total Liabilities** | $ - |
| | |
| **STOCKHOLDERS EQUITY** | |
| Common Stock | - |
| Retained earnings/(Accumulated Deficit) | - |
| | |
| **Total Stockholders' Equity** | **-** |
| | |
| **Total Liabilities and Stockholders' Equity** | **$ -** |

*See accompanying notes to financial statements.*

**MAXPRO FITTECH INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **As of inception** | **June 9, 2023** |
|---|---|
| (USD $ in Dollars) | |
| Net revenue | $ - |
| Cost of goods sold | - |
| Gross profit | - |
| | |
| Operating expenses | |
| General and administrative | - |
| Sales and marketing | - |
| Total operating expenses | - |
| | |
| Operating income/(loss) | - |
| | |
| Interest expense | - |
| Other Loss/(Income) | - |
| Income/(Loss) before provision for income taxes | - |
| Provision/(Benefit) for income taxes | - |
| | |
| **Net income/(Net Loss)** | **$ -** |

*See accompanying notes to financial statements.*

**MAXPRO FITTECH INC.**

**STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY**

**(UNAUDITED)**

| (in , $US) | Common Stock | | Retained earnings/ (Accumulated Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|
| | Shares | Amount | | |
| **Inception date (June 9, 2023)** | - | | | |
| Issuance of Stock | - | $ - | $ - | $ - |
| Net income/(loss) | - | - | $ - | - |
| **Balance— (June 9, 2023)** | **-** | **$ -** | **$ -** | **$ -** |

*See accompanying notes to financial statements.*

**MAXPRO FITTECH INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| **As of inception** | | **June 9, 2023** |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net income/(loss) | $ | - |
| **Net cash provided/(used) by operating activities** | | **-** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Acquisition of assets | | - |
| **Net cash provided/(used) in investing activities** | | **-** |
| | | |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceeds from Issuance of stock | | - |
| **Net cash provided/(used) by financing activities** | | **-** |
| | | |
| Change in cash | | - |
| Cash—beginning of year | | - |
| **Cash—end of year** | **$** | **-** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for income taxes | $ | - |
| | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Purchase of property and equipment not yet paid for | $ | - |
| Issuance of equity in return for note | $ | - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Maxpro FitTech, Inc. was incorporated on June 9, 2023, in the state of Delaware. The financial statements of Maxpro FitTech, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rochester, Michigan.

Maxpro FitTech, Inc. was established with the specific purpose of owning and operating the MAXPRO FITNESS LLC. On June 30, 2023, as part of this transition, all the assets and liabilities of the MAXPRO FITNESS LLC will be transferred to Maxpro FitTech, Inc. in exchange of 40,000,000 shares of common stock of Maxpro FitTech, Inc., effectively consolidating the business operations under the Maxpro FitTech, Inc.

MAXPRO FITNESS LLC is an ultra-portable and ultra-effective machine with smartphone connectivity and a motivating coaching app. With clear resistance markings that are adjustable from 10lbs to 300lbs (4.5kg to 135kg), you can instantly adjust the setting with a simple turn of a dial from one exercise to the next. Cardio, strength, circuit, and HIIT (Tabata) training is all possible with MAXPRO FITNESS.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31st, as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 9, 2023, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 9, 2023, the Company determined that no reserve was necessary.

**Income Taxes**

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has recently incorporated and is not yet due to file its first fiscal year-end tax returns.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its full-body portable fitness machines and fitness related products to customers.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 20, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 42,000,000 shares of Common Stock at a par value of $0.0001 per share. As of June 9, 2023, no shares have been issued and are outstanding.

On June 30, 2023, as part of this Assets transfer agreement, 40,000,000 shares of Common Stock will be issued to MaxPro Fitness LLC.

## 4. DEBT

The Company currently has no debt.

## 5. RELATED PARTY

There are no related party transactions.

## 6. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 9, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 9, 2023 through June 20, 2023, which is the date the financial statements were available to be issued.

On June 30, 2023, as part of this Assets transfer agreement, all the assets and liabilities of the MAXPRO FITNESS LLC will be transferred to Maxpro FitTech, Inc. in exchange of 40,000,000 shares of Common Stock of Maxpro FitTech, Inc., effectively consolidating the business operations under the Maxpro FitTech, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

# MAXPRO FITNESS, LLC

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2022 AND 2021
*(Unaudited)*

# INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
MAXPRO FITNESS, LLC
Rochester, Michigan

We have reviewed the accompanying financial statements of MAXPRO FITNESS, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 10, 2023
Los Angeles, California

| As of December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash & cash equivalents | $ 917,868 | $ 471,797 |
| Account receivables, net | 119,855 | 99,670 |
| Inventories | 909,087 | 2,273,862 |
| Prepaids and other current assets | 260,290 | 9,962 |
| **Total current assets** | **2,207,101** | **2,855,291** |
| | | |
| Property and Equipment, net | 342,028 | 396,083 |
| Intangible assets | 40,000 | 40,000 |
| Security deposit | 39,928 | 39,928 |
| **Total assets** | **$ 2,629,057** | **$ 3,331,302** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Current Liabilities: | | |
| Account Payables | $ 247,188 | $ 613,924 |
| Loan Payable | - | - |
| Credit card | 9,000 | 141,274 |
| Consignment Agreement | 134,674 | - |
| Revenue loan financing | 2,772,099 | 2,535,456 |
| Other current liabilities | 519,567 | 420,154 |
| **Total current liabilities** | **3,682,528** | **3,710,807** |
| | | |
| **Total liabilities** | **3,682,528** | **3,710,807** |
| | | |
| **MEMBERS' EQUITY** | | |
| Members' equity | (1,053,470) | (379,505) |
| **Total members' equity** | **(1,053,470)** | **(379,505)** |
| | | |
| **Total liabilities and members' equity** | **$ 2,629,057** | **$ 3,331,302** |

*See accompanying notes to financial statements.*

**MAXPRO FITNESS LLC**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| For Fiscal Year Ended December 31, | 2022 | 2021 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ 7,693,113 | $ 8,990,304 |
| Cost of goods sold | 3,415,500 | 4,548,987 |
| Gross profit | 4,277,613 | 4,441,317 |
| | | |
| Operating expenses | | |
| General and administrative | 1,198,024 | 1,709,643 |
| Research and development | 319,196 | 577,296 |
| Sales and marketing | 2,917,945 | 3,757,745 |
| Total operating expenses | 4,435,164 | 6,044,683 |
| | | |
| Operating income/(loss) | (157,551) | (1,603,366) |
| | | |
| Interest expense | 458,883 | 136,814 |
| Other Loss/(Income) | 57,533 | 27,205 |
| Income/(Loss) before provision for income taxes | (673,967) | (1,767,386) |
| Provision/(Benefit) for income taxes | - | - |
| | | |
| **Net income/(Net Loss)** | **$ (673,967)** | **$ (1,767,386)** |

*See accompanying notes to financial statements.*

**MAXPRO FITNESS LLC**

**STATEMENTS OF CHANGES IN MEMBERS' EQUITY**

**(UNAUDITED)**

| (in , $US) | Members' Equity |
|---|---|
| **Balance—December 31, 2020** | **$ 1,147,879** |
| Partners contribution | 240,000 |
| Warrrant expenses | 2 |
| Net income/(loss) | (1,767,386) |
| **Balance—December 31, 2021** | **$ (379,505)** |
| Warrrant expenses | 2 |
| Net income/(loss) | (673,967) |
| **Balance—December 31, 2022** | **$ (1,053,470)** |

*See accompanying notes to financial statements.*

MAXPRO FITNESS LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

| For Fiscal Year Ended December 31, | | 2022 | 2021 |
|---|---|---|---|
| (USD $ in Dollars) | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | |
| Net income/(loss) | $ | (673,967) | $ (1,767,386) |
| *Adjustments to reconcile net income to net cash provided/(used) by operating activities:* | | | |
| Warrants expenses | | 2 | 2 |
| Depreciation of property | | 66,548 | 31,184 |
| Changes in operating assets and liabilities: | | | |
| Acount receivables | | (20,185) | 88,713 |
| Inventories | | 1,364,775 | (10,760) |
| Prepaids and other current assets | | (250,328) | 49,734 |
| Account Payables | | (366,736) | (849,270) |
| Credit card | | (132,274) | 141,274 |
| Other current liabilities | | 99,413 | (115,977) |
| Security deposit | | - | (39,928) |
| **Net cash provided/(used) by operating activities** | | **87,248** | **(2,472,415)** |
| | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | |
| Purchases of property and equipment | | (12,494) | (106,522) |
| Purchases of intangible assets | | - | (40,000) |
| **Net cash provided/(used) in investing activities** | | **(12,494)** | **(146,522)** |
| | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | |
| Members contribution | | - | 240,000 |
| Borrowing on revenue loan financing | | 236,643 | 2,535,456 |
| Forward Financing | | 134,674 | |
| Repayment of Loan | | - | (158,820) |
| **Net cash provided/(used) by financing activities** | | **371,317** | **2,616,636** |
| | | | |
| Change in cash | | 446,071 | (2,301) |
| Cash—beginning of year | | 471,797 | 474,098 |
| **Cash—end of year** | **$** | **917,868** | **$ 471,797** |
| | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | |
| Cash paid during the year for interest | $ | - | $ - |
| Cash paid during the year for income taxes | $ | - | $ - |
| | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | |
| Purchase of property and equipment not yet paid for | $ | - | $ - |
| Issuance of equity in return for note | $ | - | $ - |
| Issuance of equity in return for accrued payroll and other liabilities | $ | - | $ - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

MAXPRO FITNESS LLC was originally formed on January 29, 2019, in the state of Michigan as MAXFIT PRO. On October 28, 2019, the company submitted a Certificate of Amended Article of Organization and changed the name from MAXFIT PRO to MAXPRO FITNESS LLC. The financial statements of MAXPRO FITNESS LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rochester, Michigan.

MAXPRO FITNESS LLC is an ultra-portable and ultra-effective machine with smartphone connectivity and a motivating coaching app. With clear resistance markings that are adjustable from 10lbs to 300lbs (4.5kg to 135kg), you can instantly adjust the setting with a simple turn of a dial from one exercise to the next. Cardio, strength, circuit, and HIIT (Tabata) training is all possible with MAXPRO FITNESS.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $597,498 and $221,797, respectively.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an Average Method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Tooling | 10 years |

**Intangible Assets**

The Company capitalizes its trademark filing and related attorney fees. Trademark costs are indefinite lived.

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Income Taxes**

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its full-body portable fitness machines and fitness related products to customers.

**Cost of sales**

Costs of goods sold include the cost of finished goods and transportation costs.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $2,917,945 and $3,757,745, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**COVID-19**

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 10, 2023, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of the following items:

| **As of December 31,** | **2022** | **2021** |
|---|---|---|
| Finished goods | $ 909,087 | $ 2,273,862 |
| **Total Inventories** | **$ 909,087** | **$ 2,273,862** |

## 4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

| As of December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Prepaid expenses | | 260,290 | | 9,962 |
| **Total Prepaids Expenses and other Current Assets** | **$** | **260,290** | **$** | **9,962** |

Other current liabilities consist of the following items:

| As of December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Customer Prepayments | $ | 357,416 | $ | 180,221 |
| Refunds Accrual | | 426 | | 82,755 |
| Fulfillment Accrual | | - | | 43,582 |
| Fee Accrual | | 6,541 | | |
| Sales Tax Payable | | - | | 17,142 |
| Accrued Wages | | 71,000 | | |
| Tooling Payable | | 84,184 | | 96,454 |
| **Total Other Current Liabilities** | **$** | **519,567** | **$** | **420,154** |

## 5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

| As of Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Tooling | $ | 473,428 | $ | 460,934 |
| **Property and Equipment, at Cost** | | **473,428** | | **460,934** |
| Accumulated depreciation | | (131,400) | | (64,852) |
| **Property and Equipment, Net** | **$** | **342,028** | **$** | **396,083** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $66,548and $31,184, respectively.

## 6. INTANGIBLE ASSETS

As of December 31, 2022, intangible asset consists of:

| As of Year Ended December 31, | | 2022 | | 2021 |
|---|---|---|---|---|
| Trademark | $ | 40,000 | $ | 40,000 |
| **Intangible assets, at cost** | | **40,000** | | **40,000** |
| Accumulated amortization | | - | | - |
| **Intangible assets, Net** | **$** | **40,000** | **$** | **40,000** |

Trademark costs have not been amortized.

## 7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

**As of Year Ended December 31, 2022**

| Member's name | Ownership percentage |
|---|---|
| Nezar Akeel | 81.6% |
| Shaq/ABG | 6.1% |
| Big Boy | 11.7% |
| Others | 0.7% |
| **TOTAL** | **100.0%** |

## 8. WARRANTS

On February 1, 2021, the Company issued a warrant to purchase 52.64 membership units at a purchase price of $0.001 to ABG-Shaq LLC. The warrant is completely vested as of December 31, 2022. Warrant expenses were in the amount of $1.74 in 2022 and 2021, which was recorded under Additional Paid-In Capital at the time of the issuance.

## 9. DEBT

**Revenue loan financing**

On October 25, 2021, the Company entered into a revenue loan financing agreement with Decathlon Alpha IV L.P. in the aggregate amount of $4,000,000. Maturity date is defined as the earlier of (i) April 17, 2026, or (ii) immediately prior to a Change of Control. The repayment amount would be equal to (i) the actual amount advanced (the "Amount Advanced") to Company, plus (ii) the Interest which is in range of 0.3-1 multiple of the amount advanced. On the 15th day of each month (or the next business day if the 15th is not a business day), Company will be required to pay to the Lender, by wire transfer or Automated Clearing House (ACH) transfer, an amount equal to the product of (x) all revenue or gross receipts received by Company from any source, multiplied by (y) the Applicable Revenue Percentage (until December 31, 2023 revenue percentage is 2.25%, whereas between January 1, 2024 and the maturity date is 2.5%). The first Monthly Payment was due December 15, 2021. As of December 31, 2022, total outstanding amount of the loan was $2,499,288 plus $272,802 of accrued interest, both classify under current liability.

**Consignment Agreement**

On November 4, 2022, the Company entered into a Kickfurther Consignment Agreement in the amount of $ 188,330 to purchase the inventory. The total payout amount is set to $199,890. The agreement bear no fees. As of December 31, 2022, the outstanding amount of Kickfurther Consignment Agreement is $126,105 plus $8,569 of accrued interest, both classify under current liability.

## 10. RELATED PARTY

There are no related party transactions.

## 11. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

On September 4, 2020, the Company entered into a lease agreement with Allen Management LLC to rent business premises. Monthly base rent is $850 and the lease ends on August 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

| Year | Obligation | |
|---|---|---|
| 2023 | | 8,360 |
| 2024 | | - |
| Thereafter | | - |
| **Total future minimum operating lease payments** | **$** | **8,360** |

Rent expenses were in the amount of $44,271 and of $43,320 as of December 31, 2022, and December 31, 2021, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 10, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

MaxPro FitTech is not live or open to the public at this moment.



INVEST IN MAXPRO FITTECH TODAY!

# Fitness Technology Reimagined

MAXPRO offers an innovative fitness solution that seamlessly combines a portable and connected cable gym with a feature-rich digital platform. Since our launch in 2020, we ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised



Invest Now
$1.00 Per Share

| RAISED | INVESTORS |
| --- | --- |
| $0 | 0 |
| **MIN INVEST** | **VALUATION** |
| $500 | $40M |

## REASONS TO INVEST

- MAXPRO earned over $25 million in revenue within just three years, and maintains a loyal community of 25,000+ satisfied customers worldwide, with an average rating of 4.5 stars across all platforms.
- The wellness market is growing, with around 50% of U.S. consumers prioritizing wellness in their daily lives, presenting a tremendous investment opportunity in a market estimated to exceed $450 billion.*
- MAXPRO has previously raised $2.5M and secured celebrity athlete Shaquille O'Neal as a part owner. MAXPRO is aimed to help more users reach their health and fitness goals with a new product line in tow.

*Source

THE PITCH

## Lightweight Equipment and Digital Coaching, Making Full-Body Fitness Fun and Accessible


The Ultimate All-in-One Fitness Solution
Versatile and compact with on-demand classes and easy-to-use features
25,000+
Customers
56
Countries
$25,000,000+
In Revenue

MAXPRO makes fitness and good health accessible to everyone. MAXPRO's award-winning portable SmartConnect Cable system incorporates its patent-pending PowerClutch technology to provide a complete gym workout at incredibly high resistance levels (5-300 lbs) with a simple turn of a dial, anywhere and anytime. In the first 30 months, MAXPRO built an enthusiastic global community of over 25,000 customers in 56 countries and earned over $25 million in revenue. Now, MAXPRO is expanding into B2B sales and government partnerships to reach as many customers as possible.

AS SEEN ON SHARK TANK


MAXPRO
02:57


TRAIN EP
BE EPIC.
I love the product.
I travel a lot. I go to a lot of places that don't really have gyms. MAXPRO is lightweight and portable I can put it in my luggage and I can get a real workout with resistance up to 300lbs.
SHAQ
OWNER

*The above testimonial may not be representative of the opinions or of the experiences of other customers and is not a guarantee of future performance or success.

THE PROBLEM & SOLUTION

## Delivering All-In-One Fitness to People and Businesses Everywhere

As an early entrant in the connected fitness equipment space, MAXPRO provides an extremely versatile fitness and rehabilitation solution for both at-home and on-the-go workouts. MAXPRO's SmartConnect offers up to 300 lbs of resistance in a small lightweight package capable of delivering a full-body gym-like workout practically anywhere, at thousands of dollars less than competitive products. MAXPRO eliminates the need for gym commutes and expensive memberships and allows people with the smallest of home spaces to get a full gym workout without dedicating any floor space.

In addition to the smart gym, MAXPRO has developed a full-featured digital platform, proving to be much more than just a hardware product.


Up to 300 lbs of resistance
No Matter Where You Are Or Where You're Going, A Full Workout Awaits
Folds Up Easily
Large Workout Library
Weighs Only 10lbs
Bluetooth Workout Tracking

**The MAXPRO App: Your All-In-One Fitness Companion**


Beautifully Designed, Multi-Function App
MAXPRO relays detailed workout metrics via Bluetooth and provides insights and progress tracking
Workout Variety
Social Platform
Advanced Metrics
Detroit Dash
Coached Classes
Real-Time Motion Tracking

The MAXPRO app is a beautifully designed multi-function app that provides a wide range of features to help you achieve your fitness goals. With MAXPRO, you can access a variety of workouts, connect with a social platform, track your progress with advanced metrics, and use the Detroit dashboard for freestyle workouts that count reps and track your progress in real-time.

In addition to these features, MAXPRO also relays detailed workout metrics via Bluetooth and provides insights and progress tracking. With MAXPRO, you can monitor your progress and see how far you've come in your fitness journey.

Starting in July, MAXPRO will be integrating with 3rd party health data apps to provide key insights on sleep, HRV, etc to further increase value to MAXPRO customers.

Looking to the future, MAXPRO has additional features it plans on launching in 2023, including 'MAXPRO Party' for real-time group training, mobile fitness and VR gaming, and an AI coach for personalized workout and meal planning. With these new features, MAXPRO believes it will have an unrivaled suite of features and functionality in the health and fitness space.


Additional Features Launching Soon
MAXPRO Party Real-Time Group Training
Enhancing social connection
Mobile Fitness Gaming
3 games complete, more in development
AI Coach For Personalized Workout & Meal Planning

### App Subscription Model

To access all of the features of the MAXPRO app, users will need to subscribe. The subscription model includes a monthly fee, which provides access to all features, including real-time motion tracking, coached classes, and the Detroit dashboard. The MAXPRO app subscription is available for both iOS and Android devices and can be purchased directly through the app.

Users who subscribe to the MAXPRO app will have access to regular updates and new features as they are released, ensuring that the app always stays up-to-date with the latest advancements in the health and fitness industry.

We generate revenue through our Connected MAXPRO SmartConnect Hardware and Accessories, with an average order value of $950, as well as monthly subscriptions to our Coaching App at $9.99/mo or $7.99/mo with a commitment to a yearly subscription.

THE MARKET & OUR TRACTION

## Key Partnerships and Strong Revenue In a Fast-Growing Industry



00:49


**Listen to what Shaq has to say about MAXPRO!**

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Global spending on wellness amounts to $1.5 trillion annually (Source). MAXPRO's initial target is the U.S. home fitness equipment market, projected to grow from $4.81 billion in 2021 to $7.8 billion by 2029 at a CAGR of 7.2% (Source).



Our Technology Makes Us Different
Exclusive PowerClutch System
Sensors Communicate via Bluetooth
Performance & Fitness Coaching App
Cables Are
15X Stronger Than Steel


Since launch, MAXPRO has achieved the following milestones:

- Lifetime Revenue of over $25 million in 30 months
- Over 840 4+ star customer reviews
- Established partnership with Shaquille O'Neal and ABG
- Featured on ABC Network Shark Tank in December 2021, with two offers received and an offer landed with Mark Cuban
- $300K previously raised on Kickstarter and Indiegogo
- Earned awards including the CES 2020 Innovation Award, Runner's World Editors Choice, Centrepolis Accelerator's Best Connected Hardware Company, and 2022 Finalist for Earnest and Young's Entrepreneur of the Year Award.
- Patent pending from 2019, and Additional Patent acquired in 2022
- Partnerships with LG and BrandXR, and Showfields retail partnership in NOHO NYC



What The Press Is Saying
THE WALL STREET JOURNAL.
New resistance-training device fit a weight room's worth of equipment into any corner.
RUNNER'S WORLD
If you ever sat down to dream up the "Gym of the Future," you'd likely create something a lot like the MAXPRO.
MensHealth
This gear will make you never want to leave your personal fitness sanctuary.
Sports Illustrated
Best portable smart gym.


**The above testimonials may not be representative of the opinions or of the experiences of other publications and is not a guarantee of future performance or success.*

WHY INVEST

## We Believe We Are The Next Generation of Health and Wellness Products


Over 840 4+ Star Reviews
Jerry G.
★★★★★
Well made, high quality and easy to use. The versatility of use is my favorite aspect.
Chris S.
★★★★★
Love this thing! Exactly what I've been looking for in a home workout!!!
Ashley C.
★★★★★
If you are on the fence about buying the MAXPRO just buy it now! You won't be sorry.
Ashley S.
★★★★★
I have been absolutely loving my MAXPRO.

**The above testimonials may not be representative of the opinions or of the experiences of other customers and is not a guarantee of future performance or success.*

MAXPRO's innovative product line has already improved lives through this affordable and accessible health and wellness solution. With a stellar leadership team and proven ability to generate revenue, MAXPRO is ready to grow. MAXPRO has an exciting pipeline of Hardware and Digital products in development, and have already begun expansion into new B2B and B2G markets such as Hospitality, Military, Rehabilitation, and Corporate Wellness. Join MAXPRO, as we deliver the future of fitness to people everywhere.


Join Our Mission To Revolutionize Fitness

## ABOUT

HEADQUARTERS
**71 Walnut Blvd. Suite 205**
**Rochester, MI 48307**

WEBSITE
View Site

MAXPRO offers an innovative fitness solution that seamlessly combines a portable and connected cable gym with a feature-rich digital platform. Since our launch in 2020, we have earned over $25M.

## TEAM



**Nezar Abu-Akeel**
**Founder, Board Director and CEO**

Nezar is a former automotive engineer from the Detroit area, who's passion for both engineering and fitness converged in creating the MAXPRO product. An idea he held onto for more than 15 years, before beginning in earnest to develop. Previously, Nezar has managed several automotive manufacturing businesses in the US, Asia, and Africa ranging from $20M to $400M in revenue. Nezar owned a management consultancy from 2008 to 2012 focused on M&A advising and operations, helping to improve manufacturing efficiencies, implement systems, and increase profitability. In 2016, Nezar utilized his prior experience to lead a management buyout of his former employers Japan automotive operations, and successfully led a turn-around of the operations in one year, and currently remains as Chairman of the company. Nezar took his previous product design, production, and business experience to create and launch MAXPRO Fitness.

Nezar currently works approximately 65 hours a week working for MaxPro FitTech, Inc. as CEO and Director, half an hour a week as Chairman for Japan Plastics Technologies, and only minimal time as CEO of MAXPRO Fitness LLC.



**Sabrina Wescott**
**Director of Marketing**

Sabrina Wescott is a marketing executive with over 9 years of experience leading cross-functional teams to success. With a Masters's degree in Communications, Sabrina has a proven track record of developing and executing effective marketing strategies. She is a hands-on leader who enjoys working closely with her team to drive results.



**Michael Allen Kelley**
**Chief Financial Officer**

Mike Kelley is a seasoned professional with a strong startup background and expertise in Entrepreneurship and Finance. With a knack for consumer product development and a passion for leveraging Power BI and Excel, Mike consistently delivers exceptional results. He also possesses stock trading acumen and is a dedicated fitness enthusiast. His unique combination of entrepreneurial vision, financial acumen, and technological proficiency makes him an ideal investment candidate.

## TERMS

MaxPro FitTech

### Overview

| PRICE PER SHARE | VALUATION |
| --- | --- |
| $1 | $40M |
| | FUNDING GOAL: $15k - $1.24M |

### Breakdown

| | |
| --- | --- |
| MIN INVESTMENT<br>$500 | OFFERING TYPE<br>Equity |
| MAX INVESTMENT<br>$1,235,000 | ASSET TYPE<br>Common Stock |
| MIN NUMBER OF SHARES OFFERED<br>15,000 | SHARES OFFERED<br>Common Stock |
| MAX NUMBER OF SHARES OFFERED<br>1,235,000 | |

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

***Voting Rights of Securities Sold in this Offering***

*Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

***Investment Incentives****

***Loyalty Bonus | 5% Bonus Shares***

*As you are an existing customer of MAXPRO, you are eligible for additional bonus shares.*

***Time-Based Perks***

***Friends & Family Bonus***

*Invest within the first 72 hours and receive 20% bonus shares.*

***Super Early Bird Bonus***

*Invest within the first 7 days and receive 15% bonus shares.*

***Early Bird Bonus***

*Invest within the first 14 days and receive 10% bonus shares.*

***Amount-Based Perks***

***Bronze | $500+***

*Invest $500+ and receive a MAXPRO Ice Shaker Bottle.*

***Silver | $1,000+***

*Invest $1,000+ and receive a MAXPRO Ice Shaker Bottle+ 50% off MSRP Discount Code.*

***Gold | $5,000+***

*Invest $5,000+ and receive 5% bonus shares + a MAXPRO Ice Shaker Bottle+ Free MAXPRO SC + 1 Year Subscription.*

***Platinum | $10,000+***

*Invest $10,000+ and receive 10% bonus shares + a MAXPRO Ice Shaker Bottle+ Free MAXPRO SC + Accessory + 1-year subscription.*

***Diamond | $20,000+***

*Invest $20,000+ and receive 20% bonus shares + MAXPRO Ice Shaker Bottle+ Free Elite Bundle + Lifetime Subscription.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

***The 10% StartEngine Owners' Bonus***

*Maxpro FitTech, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.*

*This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 10,000 shares of Common Stock at $1.00 / share, you will receive 1000 additional shares of Common Stock, meaning you'll own 11,000 shares for $10,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.*

*This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.*

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.*

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.*

## REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into MaxPro FitTech.

## JOIN THE DISCUSSION

What's on your mind?

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Post

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## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

## WHY STARTENGINE?

**REWARDS**
We want you to succeed and get the most out of your money by offering rewards and memberships!

**SECURE**
Your info is your info. We take pride in keeping it that way!

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More FAQs


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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

(Sabrina's voice)

Introducing MAXPRO! A new kind of fitness solution that combines an innovative award-winning portable gym with an engaging and robust digital platform. Since the company's founding 2.5 years ago. MAXPRO has sold over 25,000 units, achieved 8-figure revenues, and has won fans from all over the world... including basketball legend Shaquille O'Neal and billionaire entrepreneur Mark Cuban! MAXPRO is making inroads into the $96.7B Global Health and Fitness industry... and it all started with a vision.

(https://www.clubindustry.com/industry-news/fitness-industrys-impact-global-gdp-estimated-be-91-billion#:~:text=The%20global%20health%20and%20fitness,2019%2C%20according%20to%20the%20report)

(Nezar's voice)

I had the idea for MAXPRO over 20 years ago... I was traveling often for work, and although fitness was important to me at the time, I struggled to find a way to maintain some consistency while on the road. Even when at home, as family demands grew, my fitness took a back seat because I just didn't have the time to get to the gym on a regular basis, so I was constantly discouraged with my lack of progress

Hi My name is Nezar and I am the creator and founder of MAXPRO, at that time, all I was looking for was a way to get a real gym workout whenever and wherever I was... whether I was traveling for business, vacationing, or just on the sidelines at my kid's soccer practice. So I created MAXPRO...

(Sabrina's voice)

Yes at MAXPRO, we are all about freedom, fitness & fun. Freedom to workout anywhere, anytime, and we aim to make it Fun for everyone, regardless of their fitness experience.

I'm Sabrina, head of Marketing & Customer Service. At MAXPRO, we believe that fitness is not just about the equipment but about the people who use it which include dedicated trainers and the thousands of maxpro users around the world.

Our award-winning MAXPRO boasts a maximum of 300 lbs of resistance using our unique patent pending PowerClutch dial! There are a ridiculous number of ways to use MAXPRO wherever you are. Strength, Cardio, Pilates, Suspension and much more is all possible with MAXPRO!

MAXPRO's digital platform is packed full of features!! We have a variety of expert-led coached classes in picturesque locations, detailed workout metrics to track your progress over time, and a social platform that allows users to make friends and challenge each other in our exclusive MAXPRO Arena! And Later this year we are excited to introduce mobile and VR exercise gaming! This MAXPRO digital experience helps users to stay consistent, motivated and increases retention. MAXPRO users can access all of this content through our newly introduced monthly subscription service that provides a recurring revenue stream along with hardware sales to increase customer Life Time Value.

(Nezar again)

We are very excited to be in the business of improving the health and wellness of people all over the world... We built a skilled global team, with strong engineering expertise that continues to develop innovative new products, and a highly rated customer service team that is essential to our customer-first strategy. MAXPRO has demonstrated early success with 8 digit revenues in the first two years of operation, and unlike many startups, we actually have been working hard on bottom-line profitability.

MAXPRO strategy thus far has been to self-fund growth with minimal outside investment. However, now we feel we have the proper foundation in place to scale the business and with your support, we feel we can take MAXPRO to the next level. Together let's bring better health and wellness to more people around the world. Thank you!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

**EXHIBIT G TO FORM C**

**TESTING THE WATERS MARKETING CONTENT**
*[SEE ATTACHED]*



**Nezar Akeel** • 1st
Founder and CEO at MAXPRO
1h •

Hey Friends! I have an Exciting Announcement... You can now join our MAXPRO Fitness Revolution!

At long last, I am thrilled to share that we will be opening up a potential investment opportunity in MAXPRO for Friends, Customers, and Colleagues alike. Since we started shipments of our maxpro product line only three years ago, over 25,000 people in 56 countries have benefited from our innovative fitness solution and we are so proud to contribute to their better health and wellness and build an amazing community along the way. This is what motivates our small team every day... And this is just the beginning with many cool new products in the works and new markets to enter.

Over this same period, many people have asked me, how do I invest in maxpro? Well now may be your chance 😊

If you, or someone you know, may have an interest in investing in our company, you can learn more by clicking on the image below, and be sure to enter your email within 72 hours to get in on an exclusive offer to receive an extra 5% bonus shares (out of a potential total 35% possible bonus shares) when our offering goes live.

Don't miss out! Join us in revolutionizing health and fitness! Sign up to be the first to know when we go live with this investment offering. No special qualifications; you just need to be 18 years old. So, visit our website today to learn more (click on image below to sign up).

And again, please help us spread the word by sharing or repost this, so we can have an even bigger impact and reach more people around the world! 🙏

#InvestmentOpportunity #FitnessRevolution #MAXPRO #GameChanger #startengine #health #wellness #crowdinvesting #equitycrowdfunding

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING"

2:24

MAXPRODETROIT
**Posts**

**maxprodetroit**


MAXPRO
THE FUTURE OF FITNESS
RESERVE YOUR SPOT TO INVEST IN MAXPRO
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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**3 likes**

**maxprodetroit** Since we started shipments of our MAXPRO product line only three years ago, over 25,000 people in 56 countries have benefited from our innovative fitness solution and we are so proud to contribute to their better health and wellness and build an amazing community along the way. Over this same period, many people have asked us, 'how do I invest in MAXPRO? Well now may be your


7:18
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MAXPRO
RESERVE YOUR SPOT TO INVEST
SIGN UP TO RESERVE UP TO 35% BONUS SHARES
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
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MAXPRO
RESERVE YOUR SPOT TO INVEST
LAST FEW HOURS TO RESERVE YOUR BONUS SHARES
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
Time is running out to reserve your bonus shares!
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MAXPRODETROIT
**Posts**

maxprodetroit


MAXPRO
RESERVE YOUR SPOT TO INVEST
LAST DAY TO SIGN UP TO RESERVE UP TO 35% BONUS SHARES
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Liked by **cxxshitagin** and **10 others**

**maxprodetroit** Last chance for the exclusive loyalty bonus! Exciting details are on their way, and we're thrilled to share. But act fast! Today is the... more

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**maxprodetroit** @gregrrodz Thank you for reaching out! We do accept international investments. However, please note that we do

9:44
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Nezar Akeel • 1st
Founder and CEO at MAXPRO
2d •

Hi Friends and Colleagues! Today is the last day to sign up for early investor bonus shares.  Click on the image below to be directed to out invest page and registration and be notified when we launch.  Also, feel free to share with your trusted friends and associates! Thank you so much!

Nezar Akeel • 1st
Founder and CEO at MAXPRO
1w •

Hey Friends! I have an Exciting Announcement...
You can now join our MAXPRO Fitness Revolution!
...see more



**Invest**

maxprofitness.com • 1 min read

1 comment

Leave your thoughts here...  @  Post

Home | My Network 20+ | Post | Notifications 20+ | Jobs

2:25

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Search

467 followers

24m •

Since we started shipments of our MAXPRO product line only three years ago, over 25,000 people in 56 countries have benefited from our innovative fitness solution and we are so proud to contribute to their better health and wellness and build an amazing community along the way. Over this same period, many people have asked us, 'how do I invest in MAXPRO? Well now may be your chance 😊 We are launching VERY soon! Don't miss out! Join us in revolutionizing health and fitness! Sign up here and be the first to know when we go live with this investment offering. No special qualifications; you just need to be 18 years old. Visit our website today to learn more.


MAXPRO
THE FUTURE OF FITNESS
RESERVE YOUR SPOT TO INVEST IN MAXPRO
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Home | My Network 20+ | Post | Notifications 20+ | Jobs

MAXPRO

## INVESTMENT OPPORTUNITY- FRIENDS & FAMILY

As a valued member of the MAXPRO community, we are excited to offer you an exclusive opportunity to receive an additional 5% bonus shares!



### SIGN UP TO INVEST IN MAXPRO -

# THE FUTURE OF FITNESS

## EXCLUSIVE OPPORTUNITY

Sign up to invest and unlock new opportunities for yourself and others. Help us pave the way for a healthier and more connected future. Don't miss out on the opportunity to be part of the fitness industry revolution.

LEARN MORE

## *UNLOCK EXCLUSIVE LOYALTY BONUSES & PERKS*

### TIME-BASED PERKS

| | |
|---|---|
| Friends & Family Bonus | Invest within the first 72 hours and receive 20% bonus shares. |
| Super Early Bird Bonus | Invest within the first 7 days and receive 15% bonus shares. |
| Early Bird Bonus | Invest within the first 14 days and receive 10% bonus shares. |

### AMOUNT-BASED PERKS

| | |
|---|---|
| Bronze 500+ | Invest $500+ and receive a MAXPRO Ice Shaker Bottle. |
| Silver $1,000+ | Invest $1,000+ and receive a MAXPRO Ice Shaker Bottle + 50% off MSRP Discount Code. |
| Gold $5,000+ | Invest $5,000+ and receive 5% bonus shares + a MAXPRO Ice Shaker Bottle + Free MAXPRO SC + 1 Year Subscription. |
| Diamond $10,000+ | Invest $10,000+ and receive 5% bonus shares + a MAXPRO Ice Shaker Bottle + Free MAXPRO SC + Accessory + 1 year subscription. |
| Platinum $20,000+ | Invest $20,000+ and receive 20% bonus shares + MAXPRO Ice Shaker Bottle + Free Elite Bundle + Lifetime Subscription. |

**Loyalty Bonus | 5% Bonus Shares**

As you are an existing MAXPRO friend, you are eligible for additional bonus shares on top of the above perks!



LEARN MORE

Hi sabrina,

I hope this email finds you in good health and in high spirits! As a valued friend of MAXPRO who has previously shown interest in our company or product, I wanted to personally reach out and share some exciting news with you. Many people have asked us about investing in MAXPRO, and now we are excited to announce our company's first capital raise to the wider investor community is launching soon!

**Learn More**

Since our first product shipments just three years ago, MAXPRO has experienced incredible growth. Over 25K customers worldwide experience the freedom of our innovative fitness products, enjoying workouts on their terms—Anywhere, Anytime! This advantage has allowed us to secure a slice of the $4.8 billion spent on home fitness equipment with a CAGR of 7.2% in the US alone, and with several cool new products in the pipeline and as recent entrants into the hospitality, military, and rehabilitation segments, this is just the beginning!

Our remarkable growth has been fueled by the enthusiasm of our global community for our products, grassroots marketing efforts, and the support of a few valued individual investors. Now, we are opening up this investment opportunity to institutional and private investors alike through StartEngine, an equity crowdfunding platform that connects startups with investors.

**If there is interest on your part, or you have an interested friend or colleague, we have some special bonuses lined up exclusively for our early MAXPRO VIP investors with up to 35% bonus shares possible, various merch perks, and only a $500 minimum investment.**

As a MAXPRO VIP investor, your name will go on an exclusive investor list and you will have early access rights with the following benefits along with other perks:

- **Pre-Launch Bonus**: Sign up now to add your name to our exclusive investor list and automatically receive 5% bonus shares when you invest. This bonus is only available for a limited time prior to the campaign launch, so act fast to place your name on our list and secure your special reward.
- **Early Investor Bonus**: Once our campaign goes live, Invest within the first 72 hours and receive 20% bonus shares on top of the extra 5% shares for being a MAXPRO VIP.
- **Already a StartEngine owner***? Get an additional 10% bonus shares for a total of 35% bonus shares added to your stock purchase
- **VIP Access**: By investing early, you gain exclusive access to MAXPRO's pre-launch insights and updates and a Live Q&A with the CEO. Be the first to know about our latest developments, behind-the-scenes action, and exclusive perks reserved only for our VIP investors.

Be Part of Something Big! By joining us as an early investor, you become an integral part of our mission to revolutionize the fitness industry. With your support and MAXPRO's innovative fitness solution, you will help us to improve the health and wellness of many more people around the world.

**Learn More**

Keep an eye on your inbox as we get closer to the launch date. I'll be sharing more updates, including a special invitation to our exclusive launch event reserved for our VIP investors.

Join us as an early investor and be part of our incredible journey. Don't miss out on this exclusive opportunity! Together, we can create something truly extraordinary. Should you have any questions prior to the launch going live, please don't hesitate to reach out.

Warm regards,

Nezar Akeel
Founder & CEO, MAXPRO

*This means eligible StartEngine Owner's Bonus members will receive a 10% bonus for any shares they purchase in this offering.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



2019- Nezar working out with MAXPRO on top of Mt. Fuji, Japan.

Gmail

sabrina wescott <sabrina@maxprofitness.com>

**Today is the last day to get on list for BONUS shares!**
1 message

**MAXPRO** <info@maxprofitness.com> Tue, Jul 18, 2023 at 9:29 AM
To: sabrina@maxprofitness.com

MAXPRO®

# TODAY IS THE LAST DAY TO GET YOUR BONUS SHARES!

**SIGN UP TO RESERVE YOUR BONUS SHARES**

Didn't get a chance to check out the email with the exclusive rewards details? Don't worry, we included it below!


RESERVE YOUR SPOT
TO INVEST IN MAXPRO &
UNLOCK
EXCLUSIVE
REWARDS
MAXPRO.
BASKETBALL LEGEND
SHAQUILLE O'NEAL

## HELP US TAKE MAXPRO TO THE NEXT LEVEL

We are unleashing an incredible crowdfunding campaign through StartEngine, an equity crowdfunding platform that connects startups with investors. Invest in MAXPRO to make a meaningful impact with a company you already know and love!

In 3 short years, MAXPRO has sold over 20,000 units and has gained fans from all over the world including basketball legend Shaquille O'Neal and billionaire entrepreneur Mark Cuban.

Anyone over the age of 18 is qualified to invest in MAXPRO, regardless of their net worth or income level. Learn how to easily get started!

LEARN MORE


MAXPRO
SHARK TANK'S
MARK CUBAN

**UNLOCK EXCLUSIVE LOYALTY BONUSES AND PERKS**

Don't miss out on amazing rewards including a free MAXPRO SC, bonus shares, a lifetime subscription to the MAXPRO app, and tons of other freebies. Act now to take advantage of exclusive bonuses and perks tailored to your investment level.

**Loyalty Bonus | 5% Bonus Shares**

As you are an existing MAXPRO friend, you are eligible for additional bonus shares on top of the below perks!

## TIME-BASED PERKS

| | |
|---|---|
| **Friends & Family Bonus** | Invest within the first 72 hours and receive 20% bonus shares. |
| **Super Early Bird Bonus** | Invest within the first 7 days and receive 15% bonus shares. |
| **Early Bird Bonus** | Invest within the first 14 days and receive 10% bonus shares. |

## AMOUNT-BASED PERKS

| | |
|---|---|
| **Bronze 500+** | Invest $500+ and receive a MAXPRO Ice Shaker Bottle. |
| **Silver $1,000+** | Invest $1,000+ and receive a MAXPRO Ice Shaker Bottle + 50% off MSRP Discount Code. |
| **Gold $5,000+** | Invest $5,000+ and receive 5% bonus shares + a MAXPRO Ice Shaker Bottle + Free MAXPRO SC + 1 Year Subscription. |
| **Platinum $10,000+** | Invest $10,000+ and receive 5% bonus shares + a MAXPRO Ice Shaker Bottle + Free MAXPRO SC + Accessory + 1 year subscription. |
| **Diamond $20,000+** | Invest $20,000+ and receive 20% bonus shares + MAXPRO Ice Shaker Bottle + Free Elite Bundle + Lifetime Subscription. |

**LEARN MORE**

## JOIN MAXPRO AND THE $96.7 BILLION GLOBAL HEALTH AND FITNESS INDUSTRY



The Global Health and Fitness Industry
(in billion U.S. dollars)
Industry revenue in billion U.S. dollars
120
100
80
60
40
20
0
$67.19
$96.7B
2009
2019
IHRSA and the Global Health & Fitness Alliance produced by Deloitte 2022

Become a part of MAXPRO's success story and capitalize on the thriving $96.7 billion global healthclub industry. You don't want to miss out on this incredible investment opportunity.

**LEARN MORE**

No Money Legend Disclaimer

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

---

MAXPRO®


MAXPRO
RESERVE YOUR SPOT TO INVEST
SIGN UP TO RESERVE UP TO 35% BONUS SHARES
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
maxprodetroit
maxprodetroit Love our product? Now is your chance to invest ! We can't wait to share more details soon. Go to our website to receive an extra 5% bonus shares. Sign up to be the first to know when we go live with this investment offering. Link on our stories or on our profile page.
6d
devinfrankmusic You already know I love my Maxpro!
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Post

MAXPRO Fitness

Favorites · 27m ·

Since we started shipments of our MAXPRO product line only three years ago, over 25,000 people in 56 countries have benefited from our innovative fitness solution and we are so proud to contribute to their better health and wellness and build an amazing community along the way. Over this same period, many people have asked us, "how do I invest in MAXPRO?" Well, now may be your chance 😊 We are launching VERY soon! Don't miss out! Join us in revolutionizing health and fitness! Sign up here and be the first to know when we go live with this investment offering. No special qualifications; you just need to be 18 years old. Visit our website today to learn more.


MAXPRO®
THE FUTURE OF FITNESS
RESERVE YOUR SPOT TO INVEST IN MAXPRO
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

FROM MAXPRO <info@maxprofitness.com>

SUBJECT Thanks for signing up!

Hi sabrina,

Thank you for signing up and expressing interest in MAXPRO! Your support means a lot to us.

Moving forward, we will keep you in the loop with all of our exciting new investing updates. You can look forward to hearing from us soon with important announcements, including when our investment campaign goes live! As a reminder, there are special bonus shares available for early investors.

If you have any questions or need further information, feel free to reach out to us at invest@maxprofitness.com or just reply to this email.

Once again, thank you for joining us on this incredible journey. Together, we'll redefine the future of fitness!

Best regards,
Nezar Akeel, Founder & CEO
MAXPRO

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

11:50

MAXPRO 11:47 AM

to me

MAXPRO



**INVESTMENT OPPORTUNITY**

# LAUNCHING VERY SOON

**INVEST WITHIN THE FIRST 72 HOURS AFTER WE GO LIVE AND RECEIVE 20% EXTRA BONUS SHARES**

## EXCLUSIVE OPPORTUNITY

Sign up to invest and unlock new opportunities for yourself and others. Help us pave the way for a healthier and more connected future. Don't miss out on the opportunity to be part of the fitness industry revolution.

LEARN MORE

11:50

of the fitness industry revolution.

LEARN MORE

## JOIN US TOMORROW

We are going live on Facebook **TOMORROW** for a **BIG** announcement!
Tune in at 9am PT
12pm ET

**SEE MORE DETAILS**



## UNLOCK EXCLUSIVE LOYALTY BONUSES & PERKS

### TIME-BASED PERKS

| | |
|---|---|
| **Friends & Family Bonus** | Invest within the first 72 hours and receive 20% bonus shares. |
| **Super Early Bird Bonus** | Invest within the first 7 days and receive 15% bonus shares. |
| **Early Bird Bonus** | Invest within the first 14 days and receive 10% bonus shares. |

### AMOUNT-BASED PERKS

| | |
|---|---|
| **Bronze 500+** | Invest $500+ and receive a MAXPRO Ice Shaker Bottle. |
| **Silver $1,000+** | Invest $1,000+ and receive a MAXPRO Ice Shaker Bottle + 50% off MSRP Discount Code. |
| **Gold $5,000+** | Invest $5,000+ and receive 5% bonus shares + a MAXPRO Ice Shaker Bottle + Free MAXPRO SC + 1 Year Subscription. |
| **Platinum $10,000+** | Invest $10,000+ and receive 5% bonus shares + a MAXPRO Ice Shaker Bottle + Free MAXPRO SC + Accessory + 1 year subscription. |
| **Diamond $20,000+** | Invest $20,000+ and receive 20% bonus shares + MAXPRO Ice Shaker Bottle + Free Elite Bundle + Lifetime Subscription. |


MAXPRO
MAXPRO

| | |
|---|---|
| Gold [illegible] | Invest [illegible] and receive [illegible] bonus shares + a MAXPRO Ice Shaker Bottle + Free MAXPRO SC + 1 Year Subscription. |
| Platinum $10,000+ | Invest $10,000+ and receive 5% bonus shares + a MAXPRO Ice Shaker Bottle + Free MAXPRO SC + Accessory + 1 year subscription. |
| Diamond $20,000+ | Invest $20,000+ and receive 20% bonus shares + MAXPRO Ice Shaker Bottle + Free Elite Bundle + Lifetime Subscription. |


MAXPRO
MAXPRO

LEARN MORE

No Money Legend Disclaimer

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

---

MAXPRO

MAXPRO Fitness 71 Walnut Boulevard Suite 205
Rochester, Michigan 48307


312 Tweets
MAXPRO @MAXPROdetroit · Jul 18
Last chance for exclusive loyalty bonus! Today is the final day to join our VIP list and secure bonus shares worth an additional 5%. No special qualifications required—just be 18 or older. Hurry click here to sign up: maxpro.fit/46LE4PH
MAXPRO
RESERVE YOUR SPOT TO INVEST
LAST DAY TO SIGN UP TO RESERVE UP TO 35% BONUS SHARES
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


MAXPRO @MAXPROdetroit · Jul 10
Love our product? Now is your chance to invest ! We can't wait to share more details soon. Go to our website to receive an extra 5% bonus shares. Sign up to be the first to know when we go live with this investment offering. Link on our stories or on our profile page.
MAXPRO
RESERVE YOUR SPOT TO INVEST
SIGN UP TO RESERVE UP TO 35% BONUS SHARES
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.